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SEC 2069
(06-01)             Potential persons who are to respond to the collections of
Previous            information contained in this form are not required to
versions            respond unless the form displays a currently valid OMB
obsolete            control number.


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                              United States            OMB APPROVAL

                  SECURITIES AND EXCHANGE COMMISSION   OMB Number: 3235-0167
                        Washington, D.C. 20549         Expires: October 31, 2001

                                    Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 14(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                 Commission File Number: 1-10641

                           MILESTONE PROPERTIES, INC.
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             (Exact name of registrant as specified in its charter)

150 East Palmetto Park Road, 4th Floor, Boca Raton, FL 33432      (561) 394-9260
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $.01 per share; $.78 Convertible Series A Preferred Stock, par value, $.01 per share
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           (Title of each class of securities covered by this Form)


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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [X]            Rule 12h-3(b)(1)(i)  [X]
               Rule 12g-4(a)(1)(ii) [_]            Rule 12h-3(b)(1)(ii) [_]
               Rule 12g-4(a)(2)(i)  [_]            Rule 12h-3(b)(2)(i)  [_]
               Rule 12g-4(a)(2)(ii) [_]            Rule 12h-3(b)(2)(ii) [_]
                                                   Rule 15d-6           [_]

Approximate number of holders of record as of the certification or notice
date:   15
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Pursuant to the requirements of the Securities Exchange Act of 1934, Milestone
Properties, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                            By: /s/ Robert A. Mandor
                                               -------------------------------
                                                Robert A. Mandor, President

Date: August 8, 2001


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.


                               http://www.sec.gov/divisions/corpfin/forms/15.htm

                                                           Last update: 06/06/01